                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 9)

                   Fortune Diversified Industries, Inc. (FFI)
                                (Name of Issuer)

                          Common Stock, par value $0.10
                         (Title of Class of Securities)

                                   34963X 20 0
                                 (CUSIP Number)

                             Robert J. Milford, Esq.
                           Drewry Simmons Vornehm, LLP
                       8888 Keystone Crossing, Suite 1200
                           Indianapolis, Indiana 46240
                                 (317) 580-4848
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.   34963X 20 0                  13D
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Robert J. Kingston
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS: N/A
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH:

7.  SOLE VOTING POWER:               0
--------------------------------------------------------------------------------
8.  SHARED VOTING POWER:             0
--------------------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER:          0
--------------------------------------------------------------------------------
10. SHARED DISPOSITIVE POWER:        0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON:   0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

This Amendment No. 9 amends the Statement on Schedule 13D dated August 7, 2000, as amended on September 1, 2000, July 9, 2001, July 13, 2001, August 27, 2001, August 15, 2002, July 25, 2003, October 10, 2003 and April 21, 2005 ("Schedule 13D"), originally filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.10 par value per share ("Common Stock"), of Fortune Diversified Industries, Inc. (the "Company"), an Indiana corporation. The Company was formerly known as WOW Entertainment, Inc., ("WOWI"), which was formerly known as American Gaming & Entertainment, Ltd. ("AGEL"). The Company's principal offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278. The par value of the Company's Common Stock reflects the Reverse Stock Split of the Company's Common Stock that was implemented on June 2, 2005.

Item 2.  Identity and Background.

         (a) This Amendment 9 to Schedule 13D is being filed by Robert J. Kingston.

         (b) The business address of Mr. Kingston is 356 Ridgepoint Drive, Carmel, Indiana 46032.

         (c) Mr. Kingston is principally employed with Kingston Design, LLC. The principal address for Kingston Design, LLC is 356 Ridgepoint Drive, Carmel, Indiana 46032.

         (d)-(e) During the last five years, Mr. Kingston has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Kingston is a citizen of the United States of America.

Item 5.  Interest in Securities of the Issuer.

         (a)- (b) Mr. Kingston does not beneficially own any shares of the Company's Common Stock.

         (c) Mr. Kingston effected the following transactions with regard to the Company's Common Stock during the sixty (60) days prior to the filing of this Schedule 13D/A:

----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
TRANSACTION DATE        PURCHASE/SALE                AMOUNT OF        UNIT PRICE       METHOD OF TRANSACTION
                                                     SHARES
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
7-22-05                 Sale                         900              $5.845           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
7-25-05                 Sale                         6,000            $5.800           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
7-26-05                 Sale                         4,300            $5.852           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
7-27-05                 Purchase                     500              $5.700           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
7-28-05                 Sale                         3,000            $6.070           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
7-29-05                 Sale                         6,200            $6.197           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-01-05                 Sale                         2,100            $6.000           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-01-05                 Purchase                     800              $5.760           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-03-05                 Sale                         5,300            $6.001           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-03-05                 Sale                         25,000           $5.849           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-04-05                 Sale                         10,000           $6.384           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-05-05                 Sale                         1,600            $6.647           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-08-05                 Sale                         10,000           $6.343           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-09-05                 Sale                         21,273           $7.026           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-10-05                 Sale                         100              $7.000           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------

----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
TRANSACTION DATE        PURCHASE/SALE                AMOUNT OF        UNIT PRICE       METHOD OF TRANSACTION
                                                     SHARES
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-15-05                 Sale                         2,600            $6.840           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-25-05                 Sale                         5,800            $6.464           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-26-05                 Sale                         300              $6.450           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------
8-29-05                 Sale                         2,600            $6.486           Broker
----------------------- ---------------------------- ---------------- ---------------- ---------------------------------------

         (e) Mr. Kingston ceased being the beneficial owner of five percent (5%) or more of the Common Stock of Fortune Diversified Industries, Inc. on January 20, 2005. *




























* The Schedule 13D/A filed on April 21, 2005 incorrectly stated Mr. Kingston's beneficial ownership of the Company's Common Stock as 6,592,654 shares. As of April 21, 2005 Mr. Kingston was the beneficial owner of 3,757,231 shares of the Company's Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2005


/s/ Robert J. Kingston
----------------------------
Robert J. Kingston